Exhibit 2

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 4

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Ault Lending, LLC

Purchase of Common Stock	9,026	$3.9628	11/20/2025
Purchase of Common Stock	17,798	$3.8365 (1)	11/21/2025
Purchase of Common Stock	4,038	$3.9650	11/24/2025

Alpha Structured Finance LP

Purchase of Common Stock	953	$4.0400	11/25/2025

(1)       The Shares were purchased by the Reporting Person in open market transactions on the transaction date, with a volume weighted average purchase price of $3.8365. The range of purchase prices on the transaction date was $3.7898 to $3.9130 per share. The Reporting Person undertakes to provide, upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each price.